Horizon Acquisition Corporation III

600 Steamboat Road Suite 200

Greenwich, CT 06830

April 5, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Re:  Horizon Acquisition Corporation III

Request to Withdraw Registration Statement on Form S-l

File No. 333-254642

CIK No. 0001833767

Ladies and Gentlemen:

Horizon Acquisition Corporation III (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”) that the Company’s Registration Statement on Form S-l (File No. 333-254642), initially filed with the Securities and Exchange Commission (“SEC”) on March 24, 2021, together with all exhibits thereto (“Registration Statement”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement because it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective and no securities of the Company were sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477.

The Company respectfully requests your assistance in this matter. If you have any questions regarding this application for withdrawal, please call our legal counsel, Wayne Williams of Kirkland & Ellis LLP, at (312) 862-7135.

Very truly yours,

/s/ Todd Boehly
Todd Boehly
Chief Executive Officer and Chief Financial Officer